                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number 0-24875


                          NOTIFICATION OF LATE FILING

(Check One:) |X|  Form 10-K     |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
|_|  Form N-SAR

                      For Period Ended: September 30, 2000

|_|  Transition Report on Form 10-K        |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
     For the Transition Period Ended: ______________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Bioenvision Inc.

Former name if applicable:  Ascot Group Inc.

Address of principal executive office: One Rockefeller Plaza, Suite 1600, New York, New York 10020

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|               (a)      The  reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;
|X|
                  (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable. Inapplicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Bioenvision Inc. has worked diligently to complete its Annual Report on Form 10-KSB; however, Bioenvision has been unable to complete the Form 10-KSB by the required date without unreasonable effort and expense. The audit of Bioenvision's financial statements is in the final stages of completion, however Bioenvision's accountants have experienced delays in conducting the audit due to the extensive due diligence process necessary because a large proportion of Bioenvision's commercial operations are performed outside the United States, largely in the United Kingdom. Bioenvision respectfully requests a fifteen day extension, pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, in order to file its Annual Report on Form 10-KSB.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Andrew J. Cosentino                            (212) 835-6000
                  (Name)                                  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            |X| Yes     |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            |_| Yes     |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BIOENVISION INC.
(Name of Registrant Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  September 28, 2000             By: /s/ Christopher B. Wood
                                          ---------------------------
                                          Christopher B. Wood
                                          Chairman and Chief Executive Officer